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                               December 6, 2023

       Patrick Williams
       Chief Financial Officer
       STAAR Surgical Company
       25651 Atlantic Ocean Drive
       Lake Forest, California 92630

                                                        Re: STAAR Surgical
Company
                                                            Form 10-Q for
Period Ended September 30, 2023
                                                            Form 8-K Filed
November 1, 2023
                                                            File No. 000-11634

       Dear Patrick Williams:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this letter, we may have additional comments.

       Form 10-Q for the Period Ended September 30, 2023

       Note 1. Basis of Presentation and Significant Accounting Policies Revision of Financial Statements for Correction of Immaterial
Misstatements, page 7, page 7

   1. In regard to the error identified with the income tax provision, deferred tax asset and valuation allowance
under the incremental cash tax method, please tell us how you determined that the
error was not material to results of operations or financial position for any prior annual or
interim period by providing us with your materiality analysis pursuant to SAB Topic 1:M and
1:N. We note that the adjustment represented approximately 11%
                                                        of net income for 2021.
Please also help us better understand the nature of the error and how it was corrected.
       Liquidity and Capital Resources, page 23

   2. We note that cash flows from operating activities were impacted by working capital changes, including an
increase in accounts receivable of $50.4 million. In light of the fact that your accounts
receivable balance appears to have increased at a higher rate than your
 Patrick Williams
STAAR Surgical Company
December 6, 2023
Page 2
         revenues, please explain the underlying reasons for material changes in accounts receivables, the impact such changes have on your cash flows, and any known trends. Discuss financial measures such as days sales outstanding that would be relevant to a reader of your financial statements. Refer to Item 303(b)(1)(i) and 303(c) of
         Regulation S-K.
Form 8-K Filed November 1, 2023

Exhibit 99.1

3. It appears that the valuation allowance adjustments in your reconciliation of net income
         (as reported) to net income (as adjusted) actually represents your adjustment for stock-
         based compensation expenses. Please advise or revise.

4. The adjusted net income amounts exclude sales return reserves and excess inventory reserves related to cataract IOLs. Please tell us what consideration you gave to the guidance in Question 100.01 of the Non-GAAP Financial Measures Compliance and
         Disclosure Interpretations in determining that these would not be normal, recurring operating expenses. In addition, please tell us what consideration you gave to the guidance in 100.03 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations in determining which amounts should be excluded.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Nudrat Salik at 202-551-3692 or Terence O'Brien at 202-551-3355 with any questions.



                                                              Sincerely,
FirstName LastNamePatrick Williams
                                                              Division of
Corporation Finance
Comapany NameSTAAR Surgical Company
                                                              Office of
Industrial Applications and
December 6, 2023 Page 2                                       Services
FirstName LastName